EXHIBIT 99.1

Golar LNG Limited: 2025 AGM Results Notification

Golar LNG Limited (the “Company”) advises that the 2025 Annual General Meeting of the Company was held on May 20, 2024 at 10:00 am (Bermuda time) at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2024 were presented at the Meeting.

The following resolutions were passed:

    To set the maximum number of Directors to be not more than eight.
    To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.
   To re-elect Tor Olav Trøim as a Director of the Company.
   To re-elect Daniel W. Rabun as a Director of the Company.
   To re-elect Carl E. Steen as a Director of the Company.
   To re-elect Niels G. Stolt-Nielsen as a Director of the Company.
  To re-elect Lori Wheeler Naess as a Director of the Company.
  To elect Benoît de la Fouchardiere as a Director of the Company.
  To elect Mi Hong Yoon as a Director of the Company.
  To re-appoint Ernst & Young LLP of London, England as auditors and to authorise the Directors to determine their remuneration.
  To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$2,000,000.00 for the year ended December 31st, 2025.

Golar would like to thank Georgina Sousa and Thorleif Egeli who retired from Golar’s Board of Directors today after two decades of combined service to the Company. Their contribution to the governance and transformation of Golar from a shipping company to a pure play FLNG business has been invaluable and we wish them well.

Following their election today as Directors, Golar also welcomes Benoît de la Fouchardiere and Mi Hong Yoon to its Board. Both have already contributed to Golar’s success - in the case of Benoît, through his part in contracting FLNG Hilli in Cameroon; and in the case of Mi Hong - through her role as Company Secretary.  The Company looks forward to benefiting from their relevant and extensive experience as it seeks to grow its leading FLNG offering.

Hamilton, Bermuda
May 20, 2025

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act